UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 3.1 are the Restated Articles of Incorporation of Seanergy Maritime Holdings Corp. (the “Company”), which were filed on July 10, 2019 with the Registrar of Corporations of the Republic of the Marshall Islands.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-221058, 333-226796, 333-166697, 333-169813 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: August 30, 2019
/s/ Stamatios Tsantanis By: Stamatios Tsantanis Chief Executive Officer

Exhibit 3.1

RESTATED ARTICLES OF INCORPORATION OF SEANERGY MARITIME HOLDINGS CORP. Reg. No. 27721

REPUBLIC OF THE MARSHALL ISLANDS REGISTRAR OF CORPORATIONS DUPLICATE COPY
NON RESIDENT	The original of this Document was filed in accordance with Section 5 of the Business Corporations Act on

July 10, 2019

/s/ Vasiliki Lymperopoulou
Vasiliki Lymperopoulou Deputy Registrar

APOSTILLE
(Hague Convention of 5 October 1961/
Convention de la Haye 5 du Octobre 1961)

1. Country:  The Republic of the Marshall Islands
This Public Document
2. has been signed by        V. Lymperopoulou
3. acting in the capacity of:  Deputy Registrar, Republic of the Marshall Islands
4. bears the seal/stamp of:  Registrar of Corporations, Republic of the Marshall Islands
                                        Certified
5. at: Piraeus, Greece          6. on    July 10, 2019
7. by: Special Agent of the Republic of the Marshall Islands
8. Number: P-07470-07/19
9. Seal /stamp:      10: Signature

/s/ Symela Iliadou

STATEMENT TO RESTATE THE ARTICLES OF INCORPORATION
OF SEANERGY MARITIME HOLDINGS CORP.
PURSUANT TO SECTION 93 OF
THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT
The undersigned, Stamatios Tsantanis, as the Chief Executive Officer of Seanergy Maritime Holdings Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands (the "Corporation"), for the purpose of restating the Amended and Restated Articles of Incorporation, as amended, of said Corporation pursuant to Section 93 of the Business Corporations Act hereby certifies:
1.	The name of the Corporation is: Seanergy Maritime Holdings Corp. (originally incorporated as Seanergy Merger Corp.).
2.
The Articles of Incorporation of the Corporation were originally filed with the Registrar of Corporations as of the 4th day of January, 2008 and the Amended and Restated Articles of Incorporation of the Corporation were filed with the Registrar of Corporations as of 11th day of July, 2008. The Amended and Restated Articles were subsequently amended on: July 17, 2009, July 22, 2010, June 17, 2011, August 4, 2011, January 7, 2016 and March 19, 2019.

3.	The Amended and Restated Articles of Incorporation, as amended, are hereby replaced by the Restated Articles of Incorporation attached hereto.
4.
The Restated Articles of Incorporation were authorized by the Corporation’s Board of Directors without a vote of the shareholders, pursuant to Section 93 of the Business Corporations Act and only restate and integrate and do not further amend the provisions of the Corporation’s Amended and Restated Articles of Incorporation, as amended, except for omissions permitted pursuant to Section 93 of the Business Corporations Act.

IN WITNESS WHEREOF, the undersigned has executed these Restated Articles of Incorporation on this 10th day of July, 2019.

/s/ Stamatios Tsantanis
Name: Stamatios Tsantanis Title: Chief Executive Officer

RESTATED ARTICLES OF INCORPORATION

OF

SEANERGY MARITIME HOLDINGS CORP.

PURSUANT TO THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

FIRST:	The name of the Corporation is: Seanergy Maritime Holdings Corp. (hereinafter called the “Corporation”).

SECOND:
The registered address of the Corporation in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of the Corporation’s registered agent at such address is The Trust Company of the Marshall Islands, Inc.

THIRD:
The purposes for which the Corporation is formed are to engage in any lawful act or activity for which corporations may be organized under the Marshall Islands Business Corporations Act (the “BCA”). In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges which are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.

FOURTH:	The aggregate number of shares of capital stock that the Corporation shall have the authority to issue is five hundred and twenty five million (525,000,000) consisting of the following:

(1)	Five-hundred million (500,000,000) registered shares of common stock with a par value of US $0.0001 per share.

(2)
Twenty-five million (25,000,000) registered shares of preferred stock (“preferred shares”), with a par value of US $0.0001 per share. The Board of Directors is expressly granted the authority to issue preferred shares and to establish such series of preferred shares and with such designations, preferences and relative participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred shares and without further vote or action by the shareholders.

FIFTH:	The Board of Directors, as well as the shareholders, of the Corporation shall have the authority to adopt, amend or repeal the bylaws of the Corporation.

SIXTH:	Corporate existence began upon the filing of the original Articles of Incorporation with the Registrar of Corporations on January 4, 2008 and the Corporation shall have perpetual existence.

SEVENTH:
The Board of Directors shall be divided into three classes: Class A, Class B and Class C. The number of directors in each class shall be as nearly equal as possible. The Board of Directors shall have the right to designate Class A, Class B and Class C directors. The directors in Class A shall be elected for a term expiring at the third Annual Meeting of Shareholders, the directors in Class B shall be elected for a term expiring at the fourth Annual Meeting of Shareholders and the directors in Class C shall be elected for a term expiring at the fifth Annual Meeting of Shareholders. Commencing at the third Annual Meeting of Shareholders, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election. Except as the

BCA may otherwise require, in the interim between annual meetings of shareholders or special meetings of shareholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

EIGHTH:
Except as may be otherwise specifically provided by law or these Articles of Incorporation, at all meetings of the Board of Directors or any committee thereof, a majority of the entire Board of Directors or such committee, as the case may be, shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors provided that the act of at least eighty per cent (80%) of the entire Board of Directors shall be required for (i) the establishment, dissolution or alteration of the duties or composition of any committee of the Board of Directors empowered to manage the ocean going shipping business and affairs of the Corporation, including without limitation the power to approve the acquisition and sale of vessels and of shares in vessel owning entities (but excluding sales of all or substantially all of the Corporation’s property and assets) and debt financing related thereto and (ii) the amendment of Sections 3.5 and 4.3 of the Corporation’s bylaws. If a quorum shall not be present at any meeting of the Board of Directors or of any committee thereof, a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.